January 9, 2006

VIA EDGAR

Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Jay Webb

Re: MIPS Technologies, Inc. Form 10-K for the year ended June 30, 2005 Filed September 9, 2005 File No. 000-24487

Ladies and Gentlemen:

        Reference is made to your letter dated December 19, 2005, addressed to MIPS Technologies, Inc. regarding the above-referenced filing. The following information is provided in response to such comments. Please note that the headings and number of the response set forth below correspond to the headings and number of the comment contained in your letter.

Form 10-K for the year ended June 30, 2005

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 36

1.	Please refer to our prior comment 1. We see that you allocate the total fee relating to multiple units of accounting to the individual units using the residual method. Please tell us and revise future filings to disclose why you use the residual method rather than the relative fair value method. We refer you to paragraph 12 of EITF 00-21.

        We advise the SEC Staff that processor designs and related intellectual property is delivered upfront, followed by maintenance and support. Objective and reliable evidence of the fair value exists for maintenance and support (undelivered item); however, no such evidence of fair value exists for processor designs and related intellectual property (delivered item). Accordingly, as required by paragraph 12 of EITF 00-21, the residual method is used to allocate total fees instead of the relative fair value method. Consistent with the residual method, the amount of consideration allocated to processor designs and related intellectual property (delivered item) equals the total arrangement consideration less the fair value of maintenance and support (undelivered item), which is based on specified renewal rates.

        We will revise our future filings to further clarify why we use the residual method.

        MIPS Technologies, Inc. acknowledges the following:

a.	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

c.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

*  *  *  *  *

        Should you have any additional questions or comments regarding the foregoing, please contact the undersigned at (650) 567-5028.

Sincerely,

/s/ MERVIN S. KATO
Mervin S. Kato
Chief Financial Officer and Treasurer

cc:      Ms. Julie Sherman, Division of Corporation Finance

1225 CHARLESTON ROAD	MOUNTAIN VIEW, CA 94043-1353	PHONE 650.567.5000	FAX 650.567.5150	WEB www.mips.com